UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-42394

Sunrise Communications AG

(Exact name of registrant as specified in its charter)

Thurgauerstrasse 101b

8152 Glattpark (Opfikon), Switzerland

Tel: +41 58 777 76 66

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

On February 18, 2026, Sunrise Communications AG (the “Company”) hosted a conference call and simultaneous webcast to discuss the Company’s financial results for year ended December 31, 2025. An archived replay of the webcast and the investor presentation used during the webcast will be available shortly after the live event has concluded in the investor relations section of the Company’s website, www.sunrise.ch/en/corporate/investor-relations. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNRISE COMMUNICATIONS AG

By:	/s/ Marcel Huber
	Name:	Marcel Huber
	Title:	General Counsel and Corporate Affairs Officer of Sunrise Communications AG

Date: February 18, 2026

EXHIBIT

Exhibit	Description of Exhibit

99.1	News Release dated February 18, 2026